Mail Stop 4561

January 24, 2007

Alfred R. Camner
Chairman of the Board and Chief Executive Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, Florida 33134

      Re: **BankUnited Financial Corporation**
              Form 10-K for the Fiscal Year Ended September 30, 2006
              File No. 001-13921

Dear Mr. Camner:

      We have limited our review of your filing to the issue we have addressed in our comment. In response to our comment, please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Note 10 – Accounting for Derivatives and Hedging Activities, page 97

1. You disclose on page 98 that upon a review of your application of the short cut method you concluded that three hedge transactions did not meet the requirements set forth and hedge accounting was precluded for those items in the periods previously applied. Please tell us:

   - why these three hedge transactions did not meet the requirements for hedge accounting, and the remaining four hedge transactions did;
   - the nature and terms of the four hedge transactions that qualify for hedge accounting;
   - the nature and terms of the derivative instruments;
   - the specific documented risk being hedged and the purpose for hedging;

- the method used to assess effectiveness for the remaining four hedge transactions; and
- if you use the short-cut method to assess effectiveness how you determined the transaction met the criteria of paragraph 68 of SFAS 133.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant